SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series 2 Fixed Rate Notes in a principal amount of Ps. 154,020,000, (Peso-Linked) due 2012, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA) Fixed Rate Series II Notes in a principal amount of Ps. 154,020,000, (Peso-Linked) due 2012.

Alto Palermo S.A. (APSA) informs that on June 11, 2012, will start the payment of the seventh installment of principal and the tenth installment of interest related to the Notes issued on May 11, 2007.

Payment Agent:	The Bank of New York.
Date of effective payment:	June 11, 2012.
Payment Hours:	From 9:00 am to 6:00 pm. (Buenos Aires time).
Number of service to be paid:	Seventh installment of capital and tenth installment of interest.
Period comprised by the payment:	December 11, 2011 / June 11, 2012.
Concept of payment:	Principal and Interests (100%).
Payment Currency:	The payment will be made in U.S dollars.
Principal Outstanding:	Ps. 22,002,857.14.
Annual Nominal Interest:	11.00%
Interest being paid:	Ps. 1,210,157.14.
Principal being paid:	Ps. 22,002,857.14.
Applicable Exchange Rate	To be determined as established in the Pricing Supplement.
Payment Agent in Argentina	Banco Santander Río S.A.
Payment Domicile	Bartolomé Mitre 480, 11 Floor, Buenos Aires, Argentina.

The interests and principal will be paid to the noteholders registered on May 27, 2012 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: June 07, 2012